                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)


                       DAVIDSON INCOME REAL ESTATE, L.P.
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                 -------------

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------
(1)      Transaction Valuation*     $8,986,790                      Amount of Filing Fee: $1,797.36

-----------------------------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 21,919 units of limited partnership interest of the subject partnership for $410 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $1,709.68         Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1  Date Filed:   September 30, 1999




                         (Continued on following pages)




                               Page 1 of 4 Pages

       AMENDMENT NO. 4 TO SCHEDULE 14D-1/AMENDMENT NO. 5 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 4 to the Schedule 14D-1, originally filed August 2, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Davidson Income Real Estate, L.P. (the "Partnership"); and (b) Amendment No. 5 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 29, 1999, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Apartment Investment and Management Company ("AIMCO"), as amended by (i) Amendment No. 1, filed with the Commission on August 2, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and AIMCO, (ii) Amendment No. 2, filed with the Commission on September 10, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (iii) Amendment No. 3, filed with the Commission on September 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, and (iv) Amendment No. 4, filed with the Commission on September 30, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO. Cooper River, AIMCO OP, AIMCO-GP, AIMCO/IPT, IPLP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(2)  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated July 30, 1999 (Previously filed).

         (a)(2)   Letter of Transmittal and related Instructions.

         (a)(3) Letter, dated July 30, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

         (a)(4) Supplement to Offer to Purchase, dated September 9, 1999 (Previously filed).

         (a)(5) Supplement to Offer to Purchase, dated September 17, 1999 (Previously filed).

         (a)(6) Letter, dated September 17, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

         (a)(7) Supplement to Offer to Purchase, dated September 30, 1999 (Previously filed).

         (a)(8) Letter, dated September 30, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

         (a)(9)   Supplement to Offer to Purchase, dated October 5, 1999.

         (a)(10) Letter, dated October 5, 1999, from AIMCO OP to the Limited Partners of the Partnership.

         (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

         (z)(1) Agreement of Joint Filing, dated July 30, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and Cooper River (Previously filed).



                               Page 2 of 4 Pages

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 1999
                                             COOPER RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By:  AIMCO/IPT, INC.
                                                  (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                  (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President



                               Page 3 of 4 Pages

                                 EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------


  (a)(1) Offer to Purchase, dated July 30, 1999 (Previously filed).

  (a)(2)                    Letter of Transmittal and related Instructions.

  (a)(3)                    Letter, dated July 30, 1999, from AIMCO OP to the
                            Limited Partners of the Partnership (Previously filed).

  (a)(4)                    Supplement to Offer to Purchase, dated September 9,
                            1999 (Previously filed).

  (a)(5)                    Supplement to Offer to Purchase, dated September 17,
                            1999 (Previously filed).

  (a)(6) Letter, dated September 17, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

  (a)(7)                    Supplement to Offer to Purchase, dated September 30,
                            1999 (Previously filed).

  (a)(8) Letter, dated September 30, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

  (a)(9)                    Supplement to Offer to Purchase, dated October 5,
                            1999.

  (a)(10)                   Letter, dated October 5, 1999, from AIMCO OP to the
                            Limited Partners of the Partnership.

  (b)                       Credit Agreement (Secured Revolving Credit
                            Facility), dated as of August 16, 1999, among AIMCO
                            Properties, L.P., Bank of America, Bank Boston,
                            N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August
                            16, 1999, is incorporated herein by this reference.)

  (c)                       Not applicable.

  (d)                       Not applicable.

  (e)                       Not applicable.

  (f)                       Not applicable.

  (z)(1) Agreement of Joint Filing, dated July 30, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and
                            Cooper River (Previously filed)




                               Page 4 of 4 Pages